UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2002

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

                                 Cidade de Deus, Osasco, SP, December 16th, 2002

To
Security and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

Ref.: Payment of Monthly Interest on Own Capital
      Banco Bradesco S.A.

The Board of  Executive  Officers of this Bank,  in a meeting held on this date, decided to propose to the Board of Directors, in a meeting to be held on January
2nd, 2003, the payment to the Company's stockholders,  pursuant to the Corporate
Bylaws and legal provisions,  of interest on own capital related to the month of
January/2003,  in the amount of R$0.0117650 for common stock and R$0.0129415 for
preferred  stock,   both  per  lot  of  one  thousand  shares,   benefiting  the
stockholders  registered  in the  Company's  records on that date  (January 2nd,
2003).

Upon  approval of the proposal,  payment will be made on February 3rd,  2003, at the net amount of R$0.010 for common stock and R$0.011 for preferred stock, both per lot of one thousand shares for those  shareholders with stock position equal to or over 100,000 shares,  after deduction of Income Withholding Tax of fifteen percent  (15%),  except for the legal entity  stockholders  that are exempt from this respective taxation, which will receive the declared amount.

For those with stock position up to 99,999  shares,  the payment will be made on
July 1st, 2003, but may be  anticipated  if the  shareholder  presents a written request for that purpose.

The  respective  interest  will be  computed in the  calculation  of the minimum compulsory dividend for the year, as provided in the Corporate Bylaws.

The Interests  relating to stocks under custody at CBLC - Brazilian Clearing and
Depository  Corporation  will be paid to  CBLC,  independently  the  stockholder position which will be transferred  to the  stockholders  through the depository
Brokers.

                                   Cordially,

                               Banco Bradesco S.A.

         Milton Almicar Silva Vargas         Carlos Alberto R. Guilherme

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2002

BANCO BRADESCO S.A.

By:	/S/ Carlos Alberto Rodrigues Guilherme
Carlos Alberto Rodrigues Guilherme Executive Managing Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.